                       BLACKWELL SANDERS PEPER MARTIN LLP
                4801 MAIN STREET SUITE 1000 KANSAS CITY, MO 64112
                   P.O. BOX 219777 KANSAS CITY, MO 64121-6777
                     TEL: (816) 983-8000 FAX: (816) 983-8080
                        WEBSITE: www.blackwellsanders.com

Greg S. Steinberg                                     DIRECT FAX: (816) 983-8080
DIRECT: (816) 983-8387                   E-MAIL: gsteinberg@blackwellsanders.com

                                 August 19, 2005

VIA EDGAR TRANSMISSION

Ms. Beverly A. Singleton
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

     Re:  Collins  Industries,  Inc. - Form 8-K,  filed August 9, 2005
          (File No. 0-32369)

Dear Ms. Singleton:

     On behalf of Collins Industries, Inc. (the "company"), I am writing to respond to the comments of the staff (the "staff") of the Division of
Corporation Finance of the Securities and Exchange Commission (the "Commission")
set forth in your letter dated August 12, 2005 with respect to the above-referenced filing (the "comment letter"). This letter is being filed with the Commission today.

     We are providing a copy of this letter to Timothy P. Davis, Trial Counsel for the Commission in the Ft. Worth, Texas office, who has been informed of the workers' compensation investigation discussed in more detail below.

     For ease of reference, each of the staff's comments is reproduced below in its entirety in bold, followed by the corresponding response.

Item 4.01 of Form 8-K

Reportable Condition:  Material Internal Control Weaknesses

1.   See the fourth paragraph regarding the disclosure of material weaknesses in your internal controls. Please provide us with a copy of any letter or written communication to and from the former accountants, KPMG LLP, to management, the Board of Directors or the audit committee regarding the material weaknesses in your internal controls.

  KANSAS CITY, MISSOURI•ST. LOUIS, MISSOURI•OVERLAND PARK, KANSAS•OMAHA, NEBRASKA
SPRINGFIELD, MISSOURI•EDWARDSVILLE, ILLINOIS•WASHINGTON, D.C.•LONDON, UNITED KINGDOM

                           AFFILIATES: LEEDS•MANCHESTER
                        MEMBER OF THE WORLD SERVICES GROUP

Ms. Beverly A. Singleton
August 19, 2005

Response: For your information and review, we have enclosed as supplemental materials copies of all written communications to and from KPMG LLP ("KPMG") to management, the Board of Directors or the audit committee regarding the material weaknesses in the company's internal controls:

     •    Audit committee representation letter to KPMG dated June 23, 2005.

     •    Management representation letter to KPMG dated July 28, 2005.

     •    Letter from KPMG to the audit committee dated July 28, 2005 (the
          "SAS-61 Letter").

     •    Letter from KPMG to the audit committee dated July 28, 2005 (the
          "Material Weaknesses Letter").

2.   In detail, describe for us the nature of each material weakness in internal controls cited by the former auditors and the amounts involved, if any.
     Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and if not, why not. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented
     (or plan to implement) to correct each reportable event.

Response: The company's material weaknesses identified in the Form 8-K filed
August 9, 2005 were described in detail in its Form 10-K ("Form 10-K") for the fiscal year ended October 31, 2004, filed on August 3, 2005, and are as follows:

(1) The company did not have effective policies and procedures regarding management override of controls, and it did not have effective policies and procedures implementing its Code of Conduct.

As a result of this material weakness, the company did not maintain a control environment that promoted open and candid communication. In some instances, certain officers and personnel did not communicate critical information needed to properly record transactions. These deficiencies result in more than a remote likelihood that a material misstatement of interim or annual financial statements could occur and not be detected.

The descriptions referred to below indicate in what period the events related to this material weakness occurred and the amounts involved, if any. The company has restated prior periods for the related adjustments, if appropriate.

Ms. Beverly A. Singleton
August 19, 2005

     1.   Workers' compensation: Please see (a) the discussion of the second material weakness provided in response to Question #2 below; (b)
          footnote (2) to the Description of Adjustments Table in response to
          Question #3 below; and (c) the first bullet point on Page 2 of the
          Material Weaknesses Letter.

     2.   Environmental liabilities: Please see (a) footnote (4) to the
          Description of Adjustments Table in response to Question #3 below and
          (b) the second bullet point on Page 2 of the Material Weaknesses
          Letter.

     3.   Facility expenses: Please see (a) footnote (6) to the Description of
          Adjustments Table in response to Question #3 below and (b) the third bullet point on Page 2 of the Material Weaknesses Letter.

     4.   Report of amounts of work-in-progress units: Please see the fourth bullet point on Page 2 of the Material Weaknesses Letter. It was not
          necessary to restate any prior period for this item because the report is used only by operational personnel and not for financial reporting purposes.

To address this material weakness, on March 21, 2005, the company reported that the chief financial officer and the executive vice president of operations of the company had retired from the company, effective March 18, 2005. On March 30,
2005, the company reported the appointment of a new chief operating officer of the company, effective April 1, 2005. On May 12, 2005, the company reported the hiring of a new chief financial officer of the company. It is believed that these changes in senior personnel will lead to more open and candid communication within the company. The Board of Directors will also evaluate and modify, as appropriate, its policies and procedures implementing the company's
Code of Conduct.

(2) The company had inadequate controls in place to record workers' compensation reserves in accordance with generally accepted accounting principles.

The company did not have appropriate policies and procedures to ensure the estimates provided by an independent insurance advisor, which was utilized to assist in estimating workers' compensation reserves, were appropriate. As a result, workers' compensation reserves were materially misstated in previously filed consolidated financial statements. Historical consolidated financial statements have been restated to correct these errors.

The company discovered issues with workers' compensation claims for injuries dating back to 1990. The special investigation conducted by the audit committee revealed that company

Ms. Beverly A. Singleton
August 19, 2005

personnel with responsibility for setting reserves did so in an aggressive manner which caused the third-party administrator adjusters to recommend reserves at levels lower than they would have otherwise recommended. Personnel also employed a practice known as stair-stepping reserves for certain claims.
This involves recording reserves initially at an amount lower than the amount the claim would be expected to settle for and increasing the reserve over time.
In addition, several Florida claims that had existed for an extended period of time had reserves which had been set artificially low and then increased periodically to reflect on-going payments to claimants. The accrual of these amounts in the period that claims were incurred resulted in a charge to retained earnings for periods prior to October 31, 2001 and a reversal of reserves in subsequent years to reflect amounts that should already have been recorded.

As a result of the investigation and review of estimated workers' compensation claims, the company has restated its consolidated financial statements for the fiscal years ended October 31, 2002 and 2003, and for the quarters ended January
31, 2004 through July 31, 2004. This restatement increased net income by
$242,291, or $.04 per share (diluted), to $1,990,124 for 2002 and by $69,912, or
$.01 per share (diluted), to $1,644,865 for 2003. The beginning balance in
Retained Earnings for 2002 was reduced by $1,443,218 to $8,891,450 to reflect the additional workers' compensation liability. Previously reported unaudited net income for the first three quarters of fiscal 2004 increased by $106,734, or
$.02 per share (diluted), to $1,530,207. Net income reflected in the unaudited consolidated financial statement information for the year ended October 31, 2004 contained in the November 22, 2004 Current Report on Form 8-K decreased by
$153,579. The opening equity as of November 1, 2001 has been restated by
$1,443,218.

On May 12, 2005, the company announced that its audit committee had recommended revised procedures for establishing workers' compensation reserves. Revised procedures were put in place to help ensure reserve recommendations made by the
Third Party Administrator ("TPA") are recorded. Procedures also prohibit inappropriate influence by management in the determination of the TPA's recommended reserve amounts. The revised procedures require increased accounting oversight to help insure reserves are recorded in accordance with generally accepted accounting principles. The Board of Directors approved the recommendation. Effective July 1, 2005, the company purchased guaranteed cost workers' compensation insurance for the states in which it had previously self-insured. The company continues to be self-insured in certain states for workers' compensation claims incurred prior to July 1, 2005.

The Company's General Plans and Procedures to Address Both Material Weaknesses

In addition to the steps taken and procedures implemented by the company as set forth above, now that the 2004 audit process is complete, the audit committee is scheduled to meet August 22,

Ms. Beverly A. Singleton
August 19, 2005

2005, and the Board of Directors is scheduled to meet August 23, 2005, to identify and address the steps the company will take and the procedures the company will implement to correct each material weakness. Any steps and procedures adopted pursuant to these meetings will be provided supplementally to the staff under separate cover.

The company contemplates undertaking a thorough review of its internal controls as part of the company's preparation for compliance with the requirements under
Section 404 of the Sarbanes-Oxley Act of 2002 and the company is using this review to further assist in identifying and correcting any other control deficiencies, if any. At this time, the company has not completed its review of the existing controls and their effectiveness.

The management and the Board are committed to correcting the material weaknesses and will take all necessary action to accomplish this. The company will also further develop and enhance its internal control policies, procedures, systems and staff to allow it to mitigate the risk that material accounting errors might go undetected and be included in its consolidated financial statements.

3.   Please provide us with a schedule of your fiscal year end October 31, 2004 fourth quarter adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us if any of the adjustments relate to a prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

Response: The information contained in the Description of Adjustments Table and related footnotes is disclosed in Item 7 of the company's Form 10-K. The table identifies the adjustments made to previously-released consolidated financial statements. Each adjustment described below was recorded in the period in which the event giving rise to the adjustment occurred. The company also adjusted estimated accruals for actual values for certain items during the fourth quarter of 2004. In addition, the financial statements were adjusted for certain events which occurred subsequent to the balance sheet date but prior to issuance of the financial statements, which met the criteria set forth in AU 560.

Ms. Beverly A. Singleton
August 19, 2005

                        Description of Adjustments Table

Description of Adjustments                                                   Periods Prior
($ In thousands)                                                                   To
                                                 2004(1)      2003    2002        2002
-------------------------------------------------------------------------------------------
Workers' Compensation Reserve Adjustments (2)   $  612      $  24    $ 411    $ (2,359)
Workers' Compensation Premium Increase (3)         (37)         -        -           -
Environmental Reserve Accrual (4)                  (59)         -        -           -
Uncollectible Rebates (5)                          (55)        (6)       -           -
Other Accrued Expenses (6)                        (605)        82      (19)        (14)
-------------------------------------------------------------------------------------------
     Total pre-tax impact                       $ (144)     $ 100    $ 392    $ (2,373)
     Income tax (7)                                (10)       (30)    (150)        930
-------------------------------------------------------------------------------------------
Total Net Income Impact                         $ (154)     $  70    $ 242    $ (1,443)
-------------------------------------------------------------------------------------------

(1)  The 2004 amounts have been revised by the company for the quarters ended
     January 31, 2004, April 30, 2004 and July 30, 2004 and financial statement information for the year ended October 31, 2004 compared to what was previously furnished in the November 22, 2004 Current Report on Form 8-K.

(2)  Adjustments to workers' compensation liability reserves which had not previously been recorded. These adjustments are reflected in cost of sales on the income statement and accrued expenses and other current liabilities on the balance sheet. Adjustments in 2004, 2003 and 2002 also reflect reversal of expense recorded in those years which should have been recorded in prior periods.

     Consolidated Statements of Income and Comprehensive Income: Adjustment
     decreased (increased) cost of sales by the amounts set forth in this table.

     Consolidated Balance Sheets: Adjustment increased accrued expenses and other current liabilities by $1,312, $1,923 and $1,948, at October 31,
     2004, 2003 and 2002, respectively.

(3)  In January 2005 the company received a notice that its State of Ohio workers' compensation premium attributable to fiscal year 2004 would increase by $37.

     Consolidated Statements of Income and Comprehensive Income: Adjustment
     increased cost of sales by the amounts set forth in this table.

     Consolidated Balance Sheets: At October 31, 2004, adjustment increased accounts payable by $37.

(4)  In February 2005, the company received notice from its counsel that amounts previously recorded for potential environmental liabilities were understated. Such amounts were increased by $59. This adjustment is reflected in cost of sales on the income statement and accounts payable on the balance sheet.

     Consolidated Statements of Income and Comprehensive Income: Adjustment
     increased cost of sales by the amounts set forth in this table.

     Consolidated Balance Sheets: At October 31, 2004, adjustment increased accounts payable by $59.

Ms. Beverly A. Singleton
August 19, 2005

(5)  Relates to corrections to the estimate of rebate collectibility at October
     31, 2004.

     Consolidated Statements of Income and Comprehensive Income: Adjustment
     increased cost of sales by $55 in 2004 and $6 in 2003.

     Consolidated Balance Sheets: At October 31, 2004 and 2003, adjustment decreased receivables by $61 and $6, respectively.

(6)  The 2004 items relate to several miscellaneous adjustments primarily revising estimated accruals to actual expense. The 2004 items include legal reserve accruals ($340), employee medical expense accruals ($200), facility expenses ($10), product returns ($17), product concessions expense ($10), and reversal of product liability expense ($85) partially offset by lower actual employee bonuses ($34), and lower audit fees ($25).

     Consolidated Statements of Income and Comprehensive Income: Adjustments
     decreased sales by $13, increased cost of sales by $400 and increased selling, general and administrative expenses by $191.

     Consolidated Balance Sheets: At October 31, 2004, adjustment increased accrued expense and other current liabilities by $216, increased accounts payable by $295, increased inventories by $11 and decreased receivables by
     $56. An additional entry related to subsequent payments for goods and service made in 2005 related to 2004 increased inventories and accounts payable by $113, respectively.

     The 2003 items primarily include corrections to facility expenses ($35), product concessions ($14) offset by lower product liability expense ($85), lower actual employee bonuses ($3), and lower accounts receivable allowance expense ($43).

     Consolidated Statements of Income and Comprehensive Income: Adjustments
     decrease sales by $29, increased cost of sales by $20 and decreased selling, general and administrative expenses by $132 in 2003.

     Consolidated Balance Sheets: At October 31, 2003, adjustment decreased accrued expense and other current liabilities by $111, increased accounts payable by $35, decreased receivables by $53 and increased inventories by
     $26.

     The 2002 items primarily include corrections to increase accounts receivable allowance expense ($43) partially offset by lower actual employee bonuses ($22), and lower product concessions expense ($2).

     Consolidated Statements of Income and Comprehensive Income: Adjustments
     increased sales by $4, increased cost of sales by $2 and increased selling, general and administrative expense by $21 in 2002.

     Consolidated Balance Sheets: At October 31, 2002, adjustment decreased receivables by $56, and decreased accrued expense and other current liabilities by $23.

     The adjustment to periods prior to 2002 is increased product concessions expense by $14 and is reflected as a $28 decrease to sales and a $14 decrease to cost of sales in the Consolidated Statements of Income and
     Comprehensive Income in 2001. Receivables decreased $28 and inventories increased $14 in the Consolidated Balances Sheet as of October 31, 2001.

     Amounts in 2004, 2003 and 2002 also reflect adjustments for expenses recorded in those years which

Ms. Beverly A. Singleton
August 19, 2005

     should have been recorded in prior periods.

(7)  Relates to approximately $40 of income tax benefit related to the adjustments described above, offset by $50 of additional estimated income tax expense in 2004. Tax amounts for 2003 and 2002 represent the tax effect due to the adjustments.

     Consolidated Statements of Income and Comprehensive Income: Adjustment
     increased income taxes by the amount set forth in this table.

     Consolidated Balance Sheets: At October 31, 2004, adjustment increased accounts payable by $50.

     The cumulative effect of all entries increased prepaid expenses and other current assets by $790, $750 and $780 for the years ended October 31, 2004,
     2003 and 2002, respectively.

                                    * * * * *

This restatement increased net income by $242,291, or $.04 per share (diluted), to $1,990,124 for 2002 and $69,912, or $.01 per share (diluted), to $1,644,865 for 2003. The balance in Retained Earnings as previously reported at October 31,
2001 was reduced by $1,443,218 to $8,891,450 to reflect the additional workers'
compensation reserves which should have been recorded in earlier periods.
Previously reported unaudited net income for the first three quarters of fiscal
2004 increased by $106,734, or $.02 per share (diluted), to $1,530,207. Net income reflected in the unaudited consolidated financial statement information for the year ended October 31, 2004 furnished in the November 22, 2004 Current
Report on Form 8-K decreased by $153,579. The opening equity as of November 1,
2001 has been restated by $1,443,218. All applicable financial information contained in the Report on Form 10-K for the fiscal year ended October 31, 2004, gives effect to these restatements.

                                    * * * * *

     In accordance with your request in the comment letter, we have included a statement from the company acknowledging that:

          •    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

          •    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          •    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Beverly A. Singleton
August 19, 2005

     If you have any questions regarding any of the responses, please feel free to call me at 816-983-8387.

                                       Very truly yours,

                                       BLACKWELL SANDERS PEPER MARTIN LLP

                                       By:  /s/ Gregory S. Steinberg
                                          --------------------------------------
                                            Gregory S. Steinberg

Enclosures

cc:  Timothy P. Davis, Securities and Exchange Commission

                            Collins Industries, Inc.
                15 Compound Drive Hutchinson, Kansas 67502-4349
                                 (620) 663-5551
                _______________________________________________

August 19, 2005

Via EDGAR Transmission
Ms. Beverly A. Singleton
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

     Re:  Collins  Industries,  Inc. - Form 8-K,  filed August 9, 2005
          (File No. 0-32369)

Dear Ms. Singleton:

     In  accordance  with your request in your letter dated August 12, 2005 with respect to the above-referenced filing, we acknowledge that:

     •    the  company is  responsible  for the  adequacy  and  accuracy  of the disclosure in the filings;

     •    staff  comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission ("Commission")
          from taking any action with respect to the filings; and

     •    the  company  may  not  assert  staff  comments  as a  defense  in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       Very truly yours,

                                       COLLINS INDUSTRIES, INC.

                                       By:  /s/ Cletus Glasener
                                          --------------------------------------
                                            Cletus Glasener, Vice President of
                                            Finance and Chief Financial Officer

                            Collins Industries, Inc.
                15 Compound Drive Hutchinson, Kansas 67502-4349
                                 (620) 663-5551
                _______________________________________________

KPMG LLP
1000 Walnut Street
Suite 1000
Kansas City, Mo  64106-2170

June 23, 2005

Ladies and Gentlemen:

We are providing this letter in connection with your audits of the  consolidated balance sheets of Collins Industries, Inc., as of October 21, 2004 and 2003, and
the  related  consolidated   statements  of  earnings,   retained  earnings  and
comprehensive  income,  and cash  flows for each of the years in the  three-year period ended  October 3l, 2004,  for the purpose of  expressing an opinion as to whether these consolidated  financial statements present fairly, in all material respects, the financial position,  results of operations,  and cash flows of the
Company in  conformity  with  accounting  principles  generally  accepted in the
United States of America.

For purposes of your audit noted above,  we confirm that we are not aware of any information  withheld  from  KPMG LLP that the Audit  Committee  of the Board of
Directors has obtained regarding  violations or possible  violations or possible violations of laws or  regulations  that may have been committed by the Company, or any of its agents or employees.

The Audit Committee of the Company also engaged Seigfried, Bingham, Levy, Selzer
& Gee (Seigfried) to conduct an investigation into the practices employed by the
Company in  determining  liability  reserves  under its self-  insured  workers'
compensation  plan for  employees  in  Kansas  and  Florida  and  whether  those practices,  as implemented,  violated any applicable federal, state or local law or regulation,  hereafter referred to as the  "Investigation".  We have directed the Company and  Seigfried to provide you with access to all relevant  documents and facts obtained and/or prepared in connection with the Investigation. We have been  advised by the Company and  Seigfried  that they have  complied  with such directions.  Accordingly, and for the purposes of your audit of the consolidated balance  sheet  of  the  Company  as  of  October  31,  2004,  and  the  related consolidated statements of results of operations,  shareholders' equity and cash flow for the year  then  ended,  we  confirm  the  following  to the best of our knowledge and belief:

         1.       You lave been provided  with access to all relevant  documents and  information  obtained or prepared in connection  with the
                  Investigation.

         2.       The Investigation is complete.

         3.       The   Investigation  has  provided  us  with  all  information
                  necessary for us to determine that it is  appropriate  for the
                  Company to include the financial  statements referred to above in filings with the Securities and Exchange Commission.

         4.       Based on the  findings  of the  Investigation,  the  Company's
                  Board of Directors and management  have taken,  or are taking, or are  currently  planning  to take  timely  and  appropriate remedial action where necessary.

         5.       We  confirm  that all  relevant  information  relating  to the ongoing informal investigation initiated by the Securities and
                  Exchange  Commission  has been  disclosed by management to the
                  Audit  Committee,  to the  investigating  team, and to you. We also confirm that all matters that have been

                            Collins Industries, Inc.
                15 Compound Drive Hutchinson, Kansas 67502-4349
                                 (620) 663-5551
                _______________________________________________

                  identified  in the  investigation  that require  disclosure or modifications to the Companies' financial statements as of and for the year ended October 31, 2004 have been disclosed.

         6.       There  are no other  possible  illegal  acts  which  the audit committee has become aware of that require investigation.

/s/ William R. Patterson
--------------------------------        ----------------------------------------
William R. Patterson
Chairman of the Audit Committee

/s/ Arch G. Gothard III
--------------------------------        ----------------------------------------
Arch G. Gothard III
Audit Committee

                            Collins Industries, Inc.
                15 Compound Drive Hutchinson, Kansas 67502-4349
                                 (620) 663-5551
                _______________________________________________

/s/ Don S. Peters
--------------------------------        ----------------------------------------
Don S. Peters
Audit Committee

                            Collins Industries, Inc.
                15 Compound Drive Hutchinson, Kansas 67502-4349
                                 (620) 663-5551
                _______________________________________________

KPMG LLP
1000 Walnut Street
Suite 1000
Kansas City, Mo 64106-2170

July 28, 2005

Ladies and Gentlemen:

We are providing this letter in connection with your audits of the  consolidated balance sheets of Collins  Industries,  Inc. (the "Company"),  as of October 31,
2004 and 2003,  and the related  consolidated  statements of earnings,  retained earnings and comprehensive  income,  and cash flows for each of the years in the three-year  period ended  October 31,  2004,  for the purpose of  expressing  an opinion as to whether these consolidated financial statements present fairly, in all material respects, the financial position,  results of operations,  and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America.  In addition,  we are providing  this letter in connection with your review of the consolidated interim financial information of the Company as of January  31,  2005 and April 30, 2005 and for the  three-month and six-month periods ended for the purpose of determining  whether any materia1 modifications should be made to the consolidated  interim financial  information for them to conform  with U.S.  generally  accepted  accounting  principles.  We confirm that we are  responsible for the fair  presentation of the  consolidated interim financial information in the aforementioned documents in conformity with
U.S. generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material.  Items are considered  material,  regardless of size, if they involve an omission or misstatement of accounting information that, in the light of  surrounding  circumstances,  makes  it  probable  that  the  judgment  of  a reasonable  person relying on that information would be changed or influenced by the omission or misstatement.

We  confirm,   to  the  best  of  our  knowledge   and  belief,   the  following
representations made to you during your audits:

1.   The  consolidated   financial  statements  referred  to  above  are  fairly
     presented in conformity with accounting  principles  generally  accepted in the United States of America.

2.   We have made available to you:

     a.   All financial records and related data.

     b.   All minutes of the meetings of stockholders, directors, and committees of  directors,  or summaries  of actions of recent  meetings for which minutes  have not yet been  prepared.  All  material  conclusions  and findings of the special investigation have been communicated to you.

3.   Except as disclosed to you in writing, there have been no:

     a.   Facts and circumstances that have resulted in communications  from any of the Company's external legal counsel to any member of the Company's management  reporting  evidence of a material  violation of securities law or breach of fiduciary duty or similar violation by the Company or any agent thereof.

     b.   False  statements  affecting  the  Company's   consolidated  financial
          statements made to the Company's internal auditors,  or other auditors who have audited entities under our control upon whose work you may be relying in connection with your audits.

     c.   Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

     d.   Violations  or  possible  violations  of  laws or  regulations,  whose effects  should  be  considered  for  disclosure  in the  consolidated financial statements or as a basis for recording a loss contingency.

4.   There are no:

     a.   Unasserted  claims or assessments that our lawyers have advised us are probable  of  assertion  and  must be  disclosed  in  accordance  with
          Statement of Financial  Accounting  Standards (SFAS) No. 5, Accounting
          for Contingencies.

     b.   Other liabilities or gain or loss  contingencies  that are required to
          be  accrued  or   disclosed  by  SFAS  No.  5,  which  have  not  been
          appropriately disclosed.

     c.   Material  transactions  that have not been  properly  recorded  in the accounting records underlying the consolidated financial statements.

     d.   Events that have  occurred  subsequent  to the balance  sheet date and through the date of this letter that would  require  adjustment  to or disclosure in the consolidated financial statements that have not been appropriately disclosed.

5.   In "Item 9A - Controls and  Procedures" of the 2004 Form 10-K, we disclosed to you all significant  deficiencies in the design or operation of internal controls,  of which we are aware and we believe could adversely  affect the
     Companies ability to record,  process,  summarize and report financial data and  identified  all  material  weaknesses  in internal  controls.  We have disclosed  in Item 9A the  material  control  weaknesses  identified  as of
     October 31, 2004. We interpret  "significant  deficiencies in the design or operation  of internal  controls"  to be  consistent  with the concept of a
     "reportable condition," defined under standards established by the American
     Institute  of  Certified  Public  Accountants.   Such  standards  define  a
     "reportable  condition"  as a  significant  deficiency  in  the  design  or operation  of internal  control  that could  adversely  affect the entity's ability to initiate,  record, process, and report financial data consistent
     with  the  assertions  of  management  in  the  financial  statements.   We
     understand  that the term  "material  weakness  in  internal  control" is a reportable  condition  for which the  design  or  operation  of one or more internal  control  components does not reduce to a relatively low level the risk that errors or fraud in amounts  that could be material in relation to the  financial  statements  may occur and not be  detected  within a timely period by  employees  in the normal  course of  performing  their  assigned functions.

6.   We acknowledge  our  responsibility  for the design and  implementation  of programs and controls to prevent and detect fraud.  We understand  that the term  "fraud"  includes  misstatements  arising from  fraudulent  financial reporting  and  misstatements  arising  from  misappropriation  of  assets.
     Misstatements  arising from fraudulent  financial reporting are intentional
     misstatements,   or  omissions  of  amounts  or  disclosures  in  financial statements to deceive financial statement users. Misstatements arising from misappropriation  of assets  involve the theft of an entity's  assets where the effect of the theft causes the consolidated financial statements not to be presented in conformity with accounting principles generally accepted in the United States of America.

7.   Noting  point eight  below,  we have no knowledge of any fraud or suspected fraud affecting the entity involving:

     a.   Management,

     b.   Employees who have significant roles in internal control, or

     c.   Others   where  the  fraud  could  have  a  material   effect  on  the
          consolidated financial statements.

8.   We have  discussed  with you the matters set forth below.  Excepting  those matters,  and without  characterizing  them,  we have no  knowledge  of any allegations of fraud or suspected  fraud  affecting the entity  received in communications  from employees,  former  employees,  analysts,  regulators, short sellers, or others. We have discussed:

     a.   Results  of the  special  investigation  performed  of  the  practices employed by the Company in determining  liabilities reserves under its self-insured  workers'  compensation  plan for employees in Kansas and
          Florida (the "Special Investigation") under the direction of the audit committee.

     b.   Inventory reporting at Mid-Bus by a plant manager who was subsequently terminated.

     c.   Allegations by regulators  regarding  documentation  submitted to Ohio
          EPA.

     d.   Invoices  related to work  performed by an  electrical  contractor  at
          Wheeled Coach Kansas that were not originally recorded but should have been recorded at October 31, 2004.

9.   The  Company  has no plans or  intentions  that may  materially  affect the carrying value or classification of assets and liabilities.

10.  We believe that there are no material  unrecoverable  amounts classified as assets in the consolidated financial statements.

11.  The Company has satisfactory  title to all material owned assets, and there are no liens or encumbrances on such assets nor has any material asset been pledged as collateral, unless disclosed.

12.  The Company has complied with all aspects of  contractual  agreements  that would have a material effect on the  consolidated  financial  statements in the event of noncompliance.

13.  The following have been properly  recorded or disclosed in the consolidated financial statements:

     a.   Related  party  transactions   including  sales,   purchases,   loans,
          transfers,  leasing  arrangements,   guarantees,  ongoing  contractual
          commitments and amounts receivable from or payable to related parties.
          We understand  that the term  "related  party" refers to affiliates of the  enterprise;  entities for which  investments are accounted for by the  equity  method  by the  enterprise;  trusts  for the  benefit  of employees,  such as pension and profit sharing trusts that are managed by or under the  trusteeship  of management;  principal  owners of the enterprise;  its  management;  members of the  immediate  families  of principal  owners  of the  enterprise  and its  management;  and other parties with which the  enterprise  may deal if one party  controls or can  significantly  influence the management or operating  policies of the other to an extent that one of the  transacting  parties  might be prevented  from fully  pursuing  its own separate  interests.  Another party also is a related  party if it can  significantly  influence the management or operating  policies of the transacting  parties or if it has an ownership  interest in one of the  transacting  parties and can significantly influence the other to an extent that one or more of the transacting  parties  might be prevented  from fully  pursuing its own separate interests.

     b.   Guarantees,  whether  written  or oral,  under  which the  Company  is contingently liable, including guarantee contracts and indemnification
          agreements   pursuant  to  FASB  Interpretation  No.  45,  Guarantor's
          Accounting  and  Disclosure  Requirements  for  Guarantees,  Including
          Indirect Guarantees of Indebtedness of Others.

     c.   Significant estimates and material  concentrations known to management that are  required  to be  disclosed  in  accordance  with the AICPA's
          Statement of Position  (SOP) 94-6,  Disclosure of Certain  Significant
          Risk and  Uncertainties.  Significant  estimates  are estimates at the balance  sheet date,  which could  change  materially  within the next year. Concentrations refer to volumes of business, revenues, available sources of supply,  or  markets  or  geographic  areas for which it is reasonably  possible that events could occur which would significantly disrupt normal finances within the next year.  Concentrations  include
          material   sources   of   financing,   including   off-balance   sheet
          arrangements and  transactions  with  unconsolidated,  limited purpose entities,  and contingencies  inherent in the  arrangements,  that are reasonably  likely to affect the continued  availability  of liquidity and financing.

     d.   Off-balance sheet activities,  including  accounting policies relating to non-consolidation and revenue recognition.  Specifically, for those off-balance  sheet  activities  in which the  Company  is a sponsor or transferor,  the majority owners of the off-balance  sheet vehicle are independent  third parties who have made and  maintained a substantive capital  investment  in the  vehicle,  control  the  vehicle  and have substantive risks and rewards of the assets of the vehicle,  including residuals.

     e.   Variable  interest  entities,  and significant  variable  interests in variable  interest  entities  in which the  Company  is not deemed the primary  beneficiary,  pursuant to either FASB  Interpretation No. 46,
          Consolidation  of  Variable   Interest  Entities  (FIN  46),  or  FASB
          Interpretation  No.  46  (revised  December  2003),  Consolidation  of
          Variable Interest Entities (FIN 46R).

     f.   Changes in accounting principle affecting consistency.

     g.   Results  of  the  Special   Investigation   and  related   restatement
          adjustments and disclosures.

14.  Receivables  reported in the consolidated  financia1  statements  represent valid  claims  against  debtors  for sales or other  charges  arising on or before the balance sheet date and have been appropriately  reduced to their estimated net realizable value.

15.  Provision, when material, has been made for:

     a.   Losses to be sustained  in the  fulfillment  of, or from  inability to fulfill, any sales commitments.

     b.   Losses  to be  sustained  as a  result  of  purchase  commitments  for inventory  quantities in excess of normal requirements or at prices in excess of the prevailing market prices.

     c.   Losses  to be  sustained  as a result  of the  reduction  of excess or obsolete inventories to their estimated net realizable value.

     d.   Losses to be sustained as a result of other-than-temporary declines in the fair value of investments.

16.  The  Company  has  not,   directly  or  indirectly,   including  through  a
     subsidiary,  extended or maintained  credit,  arranged for the extension of credit, or renewed an extension of credit in the form of a personal loan to or for any  director or  executive  officer of the  Company (or  equivalent thereof) that is considered  prohibited  under Section 402 of the Sarbanes-
     Oxley Act of 2002.

17.  The Company is  responsible  for  determining  the fair value of  financial instruments  as required by SFAS No. 107,  Disclosures  about Fair Value of
     Financial  instruments.  The amounts disclosed represent the Company's best estimate of fair value of  financial  instruments  required to be disclosed under the  Statement  (and  other  assets  or  liabilities,  if  separately disclosed).  The Company  also has  disclosed  the methods and  significant assumptions used to estimate the fair value of its financial instruments.

18.  The calculations of current and deferred tax expense  (benefit) and related current and deferred tax assets and liabilities  have been determined based on appropriate  provisions of applicable  enacted tax laws and regulations.  Management  believes  the net defend tax asset at October 31,
     2004 is realizable and that there is no need for a valuation allowance.

19.  The  Company's  reporting  units  have  been  appropriately  identified  in accordance  with SFAS No. 142,  Goodwill and Other  Intangible  Assets.  No
     provision is required for any impairment  losses related to goodwill and/or non-amortizable intangible assets.

20.  The Company has accounted  for its  derivatives  and hedging  activities in accordance  with SFAS No. 133,  Accounting for Derivative  Instruments  and
     Hedging  Activities,  and SFAS No. 138,  Accounting for Certain  Derivative
     Instruments and Certain Hedging Activities,  an Amendment of FASB Statement
     No. 133, including the requirement for contemporaneous documentation of the hedging  relationship  and the  Company's  risk  management  objective  and strategy  for  entering  into the  hedge as well as  initial  and  periodic effectiveness  assessments.  The  estimate  of  fair  value  of  derivative instruments  is in  compliance  with  EITF  Issue  02-03,  Recognition  and
     Reporting  Gains and  Losses on Energy  Trading  Contracts,  including  the propriety of  recognized  gains and losses at  inception of the  derivative instruments when using internal valuation techniques.

21.  The unaudited interim financial information,  accompanying the consolidated financial  statements  for the  2004 and 2003  three-month  periods  ending
     January 31,  April 30, July 31, and October 31, and the  unaudited  interim financial information as of January 31, 2005 and April 30, 2005 and for the
     thee-month and six-month periods ended, have been prepared and presented in conformity  with  accounting  principles  generally  accepted in the United
     States of America applicable to interim financial information and with Item
     302(a) of Regulation  S-K. The  accounting  principles  used to prepare the unaudited interim  financial  information are consistent with those used to prepare  the  audited  consolidated  financial  statements.  The  quarterly results for each period reflect the  restatement  adjustments  required for fair presentation.

22.  The Company's  reportable  segments have been appropriately  identified and the  related  segment  and  enterprise-wide  disclosures  have been made in accordance with SFAS No. 131,  Disclosures  about Segments of an Enterprise and Related Infomation.

23.  Based on projections,  we anticipate the Company will be in compliance with all covenants  related to financing  arrangements  during fiscal year 2005, except  for the late  filing of the 2004  Annual  Report  for which we have obtained a waiver and discussed with you.

24.  We believe  that the  actuarial  assumptions  and  methods  used to measure workers'  compensation  liabilities  and  costs  for  financial  accounting purposes are appropriate in the  circumstances.  The restated  reserves for workers'  compensation  claims represent  management's best estimate of the ultimate liability for each claim.

25.  Provision  has been  made  for any  material  loss  that is  probable  from environmental remediation liabilities associated with the states of Kansas,
     Texas,  Ohio,  Florida  and  Oklahoma.  We believe  that such  estimate  is reasonable  based on available  information  and that the  liabilities  and related loss  contingencies and the expected outcome of uncertainties  have
     been  adequately   disclosed  in  the  Company's   consolidated   financial
     statements.

26.  The $152,292 accrued  liability related to the joint strength failure cited by NHTSA at Mid-Bus is management's best estimate of the cost to repair the units projected to be submitted under recall at October 31, 2004.

27.  All sales transactions  entered into by the Company are final and there are no side agreements with  customers,  or other terms in effect,  which allow for the return of merchandise, except for defectiveness or other conditions covered by the usual and customary warranties, other than the GE floor plan agreement.  Units  sold  and  held  at  Company  facilities  meet  all  the requirements of SAB 104 and related interpretations.

28.  We believe any future losses under the repurchase agreement with GE related to floor plan financing for dealers will not have a material adverse effect on the Company's financial position or results of operations. The Company's repurchase  obligation  under these agreements is limited to vehicles which are in new condition and as to which the dealer still holds title.

29.  Revenue from separately priced extended warranty  contracts is deferred and recognized in income on a  straight-line  basis over the contract period as sufficient historical evidence does not exist which indicate that the costs of  performing  services  under the  contract  are incurred on other than a straight-line basis.

30.  We believe the net book value of the Oklahoma land and facility is equal to or less than the fair value.

31.  Pursuant to  provisions  of the  Securities  Exchange  Act of 1934,  we are
     responsible  for  establishing  and  maintaining  disclosure  controls  and procedures for the Company, and have:

     a.   Designed  such  disclosure  controls  and  procedures,  or caused such
          disclosure   controls  and   procedures  to  be  designed   under  our
          supervision,  to ensure  that  material  information  relating  to the registrant,  including its consolidated subsidiaries, is made known to us by others within those entities,  particularly during the period in which the  Company's  financial  statements  and annual report on Form
          10-K for the fiscal year ended October 31, 2004 are being prepared;

     b.   Designed such internal  control over  financial  reporting,  or caused such internal  control over  financial  reporting to be designed under
          our  supervision,   to  provide  reasonable  assurance  regarding  the
          reliability  of financial  reporting and the  preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c.   Evaluated the effectiveness of the Company's  disclosure  controls and procedures  and presented in the Company's  annual report on Form 10-K for the fiscal year ended October 31, 2004 our  conclusions  about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the Company's  annual report on Form 10-K for the fiscal year ended October 31, 2004, based on such evaluation; and

     d.   Disclosed in the  Company's  annual report on Form 10-K for the fiscal year ended  October 31, 2004 any change in the  registrant's  internal control over financial  reporting  that occurred  during the Company's most recent fiscal quarter (the registrant's  fourth fiscal quarter in the case of an annual  report)  that has  materially  affected,  or is reasonably likely to materially affect, the Company's internal control over financial reporting.

32.  Except  as set  forth in point #5  above,  pursuant  to  provisions  of the
     Securities  Exchange  Act of 1934,  there have been no changes in  internal control over financial  reporting  that occurred  during the Company's most recent fiscal quarter ended October 31, 2004,  that has a material  effect, or is reasonably likely to have a material effect, on internal control over financial reporting.

33.  As of the date of this letter,  the Company is not past due with respect to any portion of its assessed  Public Company  Accounting  Oversight Board or
     FASB accounting support fees.

34.  The  delay in  filing  audited  financial  statements  for the year  ending
     October 31, 2004 constituted a covenant violation pursuant to the Company's
     Loan and Security Agreement.  The Company obtained a waiver from its lender
     regarding   this  event.   The  Company  has  not   received   any  default
     notifications.  Management  believes all covenant  violations and events of non-compliance have been remedied with the filing of its delinquent reports on Forms 10-K and 10-Q concurrently.

35.  Management has  appropriately  considered and disclosed the key findings of the Special  Investigation and believes the restated  financial  statements reflect the  adjustments  needed to fairly present the Company's  operating results and financial condition for all periods presented.

Further,  we confirm that we are  responsible  for the fair  presentation in the consolidated financial statements of financial position,  results of operations, and cash flows in conformity with accounting  principles  generally  accepted in the United States of America.

Very truly yours,

Collins Industries, Inc. and Subsidiaries

/s/ Donald Lynn Collins                /s/ Cletus Glasener
--------------------------------       --------------------------------
Donald Lynn Collins                    Cletus Glasener
President and CEO                      Chief Financial Officer

          KPMG LLP                                 Telephone     816 802 5200
          Suite 1000                               Fax           816 802 5400
          1000 Walnut Street                       Internet      www.us.kpmg.com
          Kansas City, MO 64106-2162

July 28, 2005

Mr. William R. Patterson
Mr. Arch G. Gothard, III
Mr. Don S. Petters
Audit Committee
Collins Industries
180 State Street
Southlake, Texas 76092

Gentlemen:

We have audited the  consolidated  financial  statements of Collins  Industries,
Inc.  (Collins or the  Company) for the year ended  October 31,  2004,  and have issued our report  thereon under date of July 28, 2005.  Under our  professional standards,  we are  providing you with the attached  information  related to the conduct of our audits.

Our Responsibility Under Professional Standards

We have a  responsibility  to conduct our audit of the  financial  statements in accordance with professional standards. In carrying out this responsibility,  we planned and performed the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement,  whether caused by error or fraud.  Because of the nature of audit  evidence and the  characteristics  of fraud,  we are to obtain  reasonable,  not  absolute,  assurance  that  material misstatements  are detected.  We have no  responsibility to plan and perform the audit to obtain reasonable assurance that misstatements, whether caused by error or fraud, that are not material to the financial statements are detected.

In addition,  in planning and performing our audit of the financial  statements, we considered internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial  statements.  An audit of the  financial  statements  does not  include  examining  the  effectiveness  of internal control and does not provide assurance on internal control.

Accounting Policies

Significant Accounting Policies and Unusual Transactions

The significant  accounting policies used by the Company are described in Note 1 to the consolidated financial statements.

The  special  investigation  and  results  are  described  in  Note  11  of  the consolidated  financial  statements.  The debt covenant  violation,  waiver, and status are described in Note 3 of the  consolidated  financial  statements.  The control  issues noted during out  examination,  including  two material  control weaknesses, are described in item 9a in the Form 10-K for financial year 2004.

KPMG
Audit Committee
Collins Industries
July 28, 2005

Critical Accounting Policies and Practices

The critical  accounting policies and practices used by the Company in preparing
its  consolidated   financial   statements  are  as  described  in  Management's
Discussion and Analysis.  These policies and practices are considered  both most important to the portrayal of the Company's  financial  condition and results of operations,  and require  management's  most difficult,  subjective,  or complex judgments,  often as a result of the need to make  estimates  about matters that are  inherently  uncertain.  We have  discussed  with the  audit  committee  and management our assessment of  management's  disclosures  regarding such policies and  practices,  the reasons why these  policies and  practices  are  considered
critical,   and  how  current  and   anticipated   future  events  impact  those
determinations.

Quality of Accounting Principles

We have  discussed with the audit  committee and management our judgments  about the quality, not just the acceptability,  of the Company's accounting principles as applied in its financial reporting.  The discussions  generally included such matters  as the  consistency  of the  Company's  accounting  policies  and their application,  and  the  understandability  and  completeness  of  the  Company's consolidated financial statements, which include related disclosures.

Management Judgments and Accounting Estimates

The preparation of the consolidated  financial statements requires management of the  Company  to make a number of  estimates  and  assumptions  relating  to the reported  amounts of assets and  liabilities  and the  disclosure  of contingent assets and liabilities at the date of the consolidated  financial statements and the  reported  amounts of  revenues  and  expenses  during the  period.  We have discussed  with  you  certain  of  these  management  judgments  and  accounting estimates  and  have  disclosed  control  deficiencies  that we  consider  to be material  weaknesses in related areas in our letter to the Audit Committee dated
July 28, 2005.

Audit Adjustments

All-proposed audit adjustments were made by the Company.

Other Information in Documents Containing Audited Financial Statements

Our responsibility  for other information in documents  containing the Company's consolidated  financial  statements  and our auditors'  report  thereon does not extend beyond the financial information  identified in our auditors' report, and we have no obligation to perform any procedures to corroborate other information contained in these documents, for example,  Management's Discussion and Analysis of Financial  Condition and Results of Operations.  We have,  however,  read the other  information  included in the Company's  Form 10-K, and no matters came to our attention that cause us to believe that such  information,  or its manner of presentation,  is materially inconsistent with the information, or manner of its presentation, appearing in the consolidated financial statements.

Disagreements with Management

There  were no  disagreements  with  management  on  financial  accounting,  and reporting  matters that,  if not  satisfactorily  resolved,  would have caused a modification  of our auditors'  report on the Company's  consolidated  financial statements.

KPMG
Audit Committee
Collins Industries
July 28, 2005

Difficulties Encountered in Performing the Audit

We encountered no significant  difficulties encountered in performing the audit, except as disclosed to you regarding control deficiencies that we consider to be material  weaknesses in our letter,  addressed to the Audit Committee of Collins
Industries,  dated July 28,  2005 and as related  to the  worker's  compensation investigation  conducted by the audit  committee  and reported in the  Company's footnote 2 of Form 10-K.

Material Written Communications

We have made material  written  communications,  between  management,  the audit committee and ourselves,  including an engagement  letter addressed to the audit committee,  material  control  weakness letter addressed to the audit committee, audit committee representations signed by each member of the audit committee and management  representation letter. Attached to this report please find a copy of the management representation letter.

Independence

Our  professional  standards and other regulatory  requirements  specify that we communicate  to you in  writing,  at least  annually,  all  independence-related relationships  between our firm and the Company and provide confirmation that we are independent accountants with respect to the Company. We are not aware of any additional  independence-related  relationships between our firm and the Company other than the professional services that have been provided to the Company.

The  fees  paid or  payable  to the  firm  relating  to the  audit  of the  2004 consolidated  financial statements and the fees for other professional  services billed in 2004 are summarized in Item 14 Principal  Accounting Fees and Services
of Form 10-K.

Confirmation of Audit Independence

We hereby confirm that as of July 28, 2005, we are independent  accountants with respect to the Company under all relevant professional and regulatory standards.

KPMG's System of Quality Control and Related Matters

The enclosed document entitled,  KPMG-Our System of Quality Controls,  including the attached  addendum,  is being provided to communicate to you matters related to KPMG's system of quality control.

                                  * * * * * * *

This report to the Audit  Committee is intended  solely for the  information and use of the audit  committee and  management and is not intended to be and should not be used by anyone  other than these  specified  parties.  This report is not intended  for  general  use,  circulation  or  publication  and should not to be published,  circulated,  reproduced  or used for any  purpose  without our prior written permission in each specific instance.

Very truly yours,

/s/ KPMG LLP

cc: Cletus Glasener, Vice President of Finance and Chief Financial Officer

               KPMG LLP                            Telephone     816 802 5200
               Suite 1000                          Fax           816 802 5400
               1000 Walnut Street                  Internet      www.us.kpmg.com
               Kansas City, MO 64106-2162

July 28, 2005

The Audit Committee
Collins Industries, Inc.
Hutchinson, Kansas

Gentlemen:

We have audited the  consolidated  financial  statements of Collins  Industries,
Inc.  (Collins  or the  Company)  for the year ended  October  31, 2004 and have issued  our  report  thereon  dated  July  28,  2005.  Our  report  includes  an explanatory  paragraph disclosing that the 2003 and 2002 consolidated  financial statements were restated.

In planning and performing our audit of the consolidated financial statements of
Collins,  we  considered  internal  control in order to  determine  our auditing procedures  for the  purpose  of  expressing  our  opinion  on the  consolidated financial  statements.  An audit does not include examining the effectiveness of internal control and does not provide assurance on internal control. However, we noted certain  matters  involving  internal  control and its  operation  that we consider to be a material  weakness or significant  deficiency  under  standards established by the Public Company Accounting  Oversight Board (United States). A
significant  deficiency  is a control  deficiency,  or  combination  of  control
deficiencies,   that  adversely  affects  the  Company's  ability  to  initiate, authorize,  record,  process,  or report  external  financial  data  reliably in accordance with generally accepted accounting principles such that there is more than a remote  likelihood that a misstatement of the Company's annual or interim financial  statements that is more than inconsequential will not be prevented or detected.

A material weakness is a significant  deficiency,  or combination of significant deficiencies,  that  results  in more than a remote  likelihood  that a material misstatement of the annual or interim financial statements will not be prevented or detected. In connection with our audit of the Company, we noted the following control deficiencies that we consider to be material weaknesses:

Workers' Compensation Reserves

During the course of our audit,  we became aware that the Company did not record reserves for workers'  compensation in accordance with U.S.  generally  accepted accounting  principles and did not have  appropriate  policies and procedures to
ensure  the  estimates  provided  by  an  independent   insurance  adviser  were
appropriate. Specifically, the Company was "stair stepping" reserves for certain claims  (i.e.  gradually  increasing  reserves for known  workers'  compensation liabilities over a period of time, rather than recording them in the appropriate period) and did not record the  estimated  ultimate  reserves for several  older
claims  that  involved  cases  where  employees   incurred   permanent   partial
disability.  Independent counsel retained by the audit committee determined that
certain  senior   management   representatives   dealt   aggressively  with  the
third-party administrator (TPA) and this caused reserves to be recorded at lower levels than the TPA would otherwise have recommended.  Accounting personnel also failed to maintain controls needed to ensure appropriate reserves were recorded.
As a result,  the  Company  determined  that it was  necessary  to  restate  its historical consolidated financial statements to correct these errors.

           KPMG LLP, a U.S. limited liability partnership, is the U.S.
             member firm of KPMG International, a Swiss cooperative.

The Audit Committee
Collins Industries, Inc.
July 28, 2005

Workers'  compensation reserves should be recorded at management's best estimate of the ultimate liability of each claim.  Actuarial analysis should be performed to substantiate the appropriateness of recorded reserves.  Accounting  personnel should be more  diligent in  actively  overseeing  this area to ensure  recorded reserves  are  made  in  accordance  with  U.S.  generally  accepted  accounting principles.

Company Environment

The Company did not have effective policies and procedures  regarding management override of  controls  and it did not have  effective  policies  and  procedures implementing  its Code or Conduct.  As a result,  it did not  maintain a control environment that promoted open and candid  communication within the organization or with its outside  auditors.  We noted several  instances where ineffective or inappropriate  communication  impeded the  accumulation of critical  information needed to accurately record information for financial  reporting purposes and/or cooperate  fully and  effectively  in the audit,  of the Company's  consolidated financial statements. Examples of this are as follows.

•       During the investigation into the workers' compensation reserves, it was noted that senior management largely influenced the reserve  recommended by the TPA.  Specifically,  the chief operating officer directed the TPA
        responsible  for   recommending   workers'   compensation   reserves  to
        "stair-step" the reserve recommendation and was aware of the older cases
        that  did  not  have  reserves  recorded  for  the  estimated   ultimate
        liability.  There  also  was  correspondence  from the  chief  financial officer  that  indicated he was aware of the  "stair-stepping"  and that
        "KPMG may have a problem with this."

•       Several invoices from a contractor totaling approximately $45,000 at one of the Company's  subsidiaries were not recorded during fiscal 2004 when the work was performed.  Instead,  the plant manager or accounts payable clerk attempted to process these invoices over a number of months during the 2005 fiscal year.

•       Correspondence  from  the  Ohio  Environmental  Protection  Agency  (the
        Agency) indicated that some of the Company's documentation to the Agency had apparently been falsified.

•       The plant manager at Mid Bus apparently manipulated amounts reported for work-in-progress  units as being more complete than they actually  were.
        Correspondence would suggest the plant manager, who was terminated, felt pressured to report  inappropriate  information to meet  expectations of senior management.

Senior  management  needs to  create  an  atmosphere  where  employees  can feel comfortable and report information  candidly up and down the organization and to
KPMG without fear of reprisal.  We believe the four  documented  items noted are indicative of a material  control  weakness in overall  company level  controls.
This  is an  issue  that  deserves  immediate  board  of  directors  and  senior management  attention.  Without the board of directors  and senior  management's
attention  and  focus,  this   "tone-at-the-top"   issue  cannot  be  adequately
addressed.

Significant deficiencies, which have been discussed with the appropriate members of management, are summarized as follows:

The Audit Committee
Collins Industries, Inc.
July 28, 2005

Hazardous Waste Management and Reporting at Mid Bus

Correspondence  from the Agency  severely  criticized  Mid Bus.  The  regulators asserted  Mid Bus fails to  understand  or accept that  violations  of hazardous waste rules and statutes have great  potential  for harm.  The  regulators  also noted  Mid Bus had  failed  in its  continuing  obligation  to  properly  manage hazardous  waste,  and its apparent  falsification of records makes a mockery of the self reporting program used in Ohio.

This correspondence  indicates,  at a minimum,  that there are potential serious deficiencies in procedures used by Mid Bus to manage and report hazardous waste.
We recommend  procedures used to manage and report hazardous waste at Mid Bus be reevaluated  and  corrective  action  taken to address the  concerns of the Ohio regulator.

Inventory

The Company does not have a perpetual  inventory system and performs a perpetual inventory and updates standard  inventory costs only once per year. As a result, the Company experienced an inventory adjustment of approximately $850,000 during the fourth quarter of fiscal 2004.

                                  * * * * * * *

These conditions were considered in determining the nature,  timing,  and extent of the  audit  tests  applied  in our  audit  of the  fiscal  2004  consolidated financial  statements,  and in the restatement of the 2003 and 2002 consolidated financial  statements,  and this  report  does not  affect  our  report on these consolidated  financial  statements  dated July 28, 2005. We have not considered internal control since the date of our report.

This  report  is  intended  solely  for the  information  and  use of the  audit committee, management, and others within the organization and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

/s/ KPMG LLP